Mail Stop 4561

December 13, 2007

Anthony C. Weagley
Treasurer and Chief Financial Officer
Center Bancorp, Inc.
2455 Morris Avenue
Union, New Jersey  07083

       **Re:**    **Center Bancorp, Inc.**
             **Form 10-K for the Fiscal Year Ended December 31, 2006**
             **Filed March 15, 2007**
             **File No.  2-81353**

Dear Mr. Weagley:

       We have reviewed your filing and have the following comments.  We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.  Please provide a written response to our comments.  After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone number listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Item 1. Business

A) Historical Development of Business, page 3

1.      We note your disclosure on page 3 about effecting an internal entity reorganization and adopting a plan of liquidation for your REIT subsidiary during the fourth quarter of 2006. Please address the following:

- Tell us and revise future filings to provide enhanced disclosure about the reorganization;

- Tell us how you considered the guidance in paragraphs 41-44 of SFAS 144 in determining whether such operations should be reported as discontinued operations in your Consolidated Statements of Income; and

- Tell us how you considered the guidance in SFAS 146 with respect to the disclosed exit or disposal activities.

Item 7. Management's Discussion and Analysis ("MD&A") of Financial Condition and Results of Operations

Investment Portfolio, page 27

2.      We note your disclosure on page 27 that in March of 2006 you sold securities classified as available for sale totaling $86.3 million and incurred after tax losses on that sale of $2.4 million. Please tell us the following:

- When in March 2006 you made the decision to reposition the balance sheet and when you sold the available for sale securities; and

- Given the proximity of the sale date of these securities to the filing date of your 2005 Form 10-K, how you determined that these securities were not other than temporarily impaired as of December 31, 2005.

Contractual Obligations and Other Commitments, page 42

3.      We note in the contractual obligations and other commitments table on page 42 that you have $68 million of other commercial commitments-off balance sheet. Please tell us how you have complied with Item 303(A)(4) of Regulation S-K to provide disclosures about off-balance sheet arrangements in a separately-captioned section in MD&A or revise future filings accordingly.  Please provide us with a draft of your proposed disclosures.

Note12 – Income Taxes, page F-34

Anthony C. Weagley
Center Bancorp, Inc.
December 13, 2007
Page 3 of 4

4.      We note your disclosure in the last paragraph on page F-34. Please tell us how the internal entity reorganization of your subsidiaries during the fourth quarter of 2006 resulted in a $2.6 million federal tax benefit of which $1.4 million is reflected in the current net tax benefit, identifying the authoritative accounting literature you relied upon.

5.      We note the table on page F-34 showing the current and deferred amounts of income tax expense (benefit) for the years ended December 31, 2006, 2005 and 2004, respectively, and are unable to reconcile the presented amounts to disclosures in other parts of the footnote. Please tell us how you computed the presented amounts and provide us with a worksheet for the current and deferred tax expense amounts related to 2006.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your response to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        If you have any questions, please call William J. Schroeder, Staff Accountant, at (202) 551-3394 or me at (202) 551-3423.

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Sincerely,


Amit Pande
Assistant Chief Accountant